July 8, 2024

Suman B. Mookerji
Chief Financial Officer
Ducommun Inc.
600 Anton Blvd., Suite 1100
Costa Mesa, California 92626

       Re: Ducommun Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-08174
Dear Suman B. Mookerji:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing